Exhibit 99.1

Golden Star Reports Financial Results

for the Third Quarter of 2013

Full year production guidance revised upwards.

Third consecutive quarter of reduced

mine operating expenses positions Company well.

Toronto, ON – November 4th, 2013 – Golden Star Resources Ltd. (NYSE MKT: GSS; TSX: GSC; GSE: GSR) (“Golden Star” or the “Company”) today reported its financial results for the quarter ended September 30, 2013 (“the third quarter” or “the period”). All references to currency are to US dollars.

Highlights of these results are as follows:

•	Gold sold during the third quarter was 88,925 ounces, bringing year to date gold sold to 255,377 ounces

•	Company now expects to exceed previously provided guidance and sell approximately 325,000 to 330,000 ounces in 2013

•	Consolidated cash operating cost per ounce was $960 for the third quarter, compared to $1,078 per ounce for the second quarter of 2013. This third consecutive quarter of operating savings is primarily due to the implementation of cost-saving initiatives, additional production from the low cost tailings reclaim facility as well as improved access to ore in the Bogoso North and Chujah pits

•	Net income attributable to shareholders for the third quarter is $3.5M or 1 cent per share

•	Cash flow provided by operations per share of 8 cents for the third quarter, compared from 11 cents per share in the second quarter 2013

•	Consolidated cash was $66.6 million as at September 30, 2013 with a further $40 million available in existing financing agreement

•	Additional production from the tailings reclaim facility is yielding positive results and is expected to continue for at least another five years

•	Investment in the push backs at both Chujah and Bogoso North pits continues to improve access to ore, the stripping ratio and consequently mine operating costs expected to further reduce in 2014

•	A successful public hearing was held at Prestea South during the third quarter allowing the permitting process to advance

Sam Coetzer, President and CEO of Golden Star, commented:

“The third quarter of 2013 was another strong operational quarter for the Company, as we continued to increase our consolidated gold production and lower our costs. Primarily as a result of improved production from Bogoso, we have increased our production guidance for 2013. Reducing the cost of our operations remains a critical element of the Company’s near term strategy. We are proud to have lowered mine operating expenses for the third consecutive quarter. Consolidated cash operating costs

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per ounce also reduced 11% quarter-over-quarter, and most encouragingly our cash operating costs per ounce at Bogoso decreased by 29%. We expect to see further improvements in this regard. Our balance sheet remains strong, with over $67 million in cash and another $40 million available from our existing financing agreement. With strong production, reducing costs and a sound balance sheet, I am confident that we will conclude 2013 on a very positive note. ”

Conference Call

The Company will host a conference call, which will be webcast, to discuss these results at 10:00 am Eastern Time today, Monday 4 November 2013.

The call can be accessed by telephone or by webcast as follows:

Participants (toll free): +1 877-407-8289

Participants (international): +1 201-689-8341

Webcast: www.gsr.com

Summary of Consolidated Financial and Operational Results:

			Three months ended		Three months ended	Nine months ended
			September 30		June 30	September 30
			2013	2012	2013	2013	2012
Wassa gold sold		oz	44,830	40,982	50,774	141,470	118,533
Bogoso gold sold		oz	44,095	39,844	34,316	113,907	125,201
Total gold sold		oz	88,925	80,826	85,090	255,377	243,734
Average realized price		$/oz	1,329	1,652	1,418	1,456	1,645
Cash operating cost[1] - consolidated		$/oz	960	977	1,078	1,036	1,025
All-in sustaining costs[1] - consolidated		$/oz	1,213	1,245	1,378	1,311	1,306
Gold revenues	$	‘000	118,159	133,497	120,693	371,762	400,830
Cost of sales excluding depreciation and amortization	$	‘000	91,294	85,639	101,178	288,591	270,051
Cash flow provided by operations	$	‘000	20,147	32,914	29,544	61,606	79,158
Cash flow provided by operations per share	$		0.08	0.13	0.11	0.24	0.31
Net income/(loss) attributable to Golden Star shareholders	$	‘000	3,507	(20,058)	(128,828)	(117,316)	(7,148)
Net income/(loss) per share – basic	$		0.01	(0.08)	(0.50)	(0.45)	(0.03)
Sustaining capital spending	$	‘000	11,783	10,278	11,630	29,292	31,368
Development capital spending	$	‘000	11,668	17,245	17,663	50,844	46,024
Total capital spending	$	‘000	23,451	27,678	29,508	80,354	77,950

1	See “Non GAAP Financial Measures” in the Company’s 2013 Q3 Management Discussion and Analysis for a reconciliation of cash operating cost per ounce and All-in sustaining costs

Summary of 2013 Quarterly Results:

			Three months ended
			September 30	June 30	March 31
			2013	2013	2013
Wassa gold sold		oz	44,830	50,774	45,866
Bogoso gold sold		oz	44,095	34,316	35,495
Total gold sold		oz	88,925	85,090	81,361
Average realized price		$/oz	1,329	1,418	1,634
Cash operating cost[1] - consolidated		$/oz	960	1,078	1,075
All-in sustaining costs[1] - consolidated		$/oz	1,213	1,378	1,347
Gold revenues	$	‘000	118,159	120,693	132,910
Mine operating expenses	$	‘000	82,535	84,717	86,905
Cash flow provided by operations	$	‘000	20,147	29,544	11,915
Cash flow provided by operations per share	$		0.08	0.11	0.02
Net income/(loss) attributable to Golden Star shareholders	$	‘000	3,507	(128,828)	8,005
Net income/(loss) per share – basic	$		0.01	(0.5)	0.03
Sustaining capital spending	$	‘000	11,783	11,630	5,880
Development capital spending	$	‘000	11,668	17,663	21,512
Total capital spending	$	‘000	23,451	29,293	27,392

1	See “Non GAAP Financial Measures” in the Company’s 2013 Q3 Management Discussion and Analysis for a reconciliation of cash operating cost per ounce

Review of Financial Performance

Gold sales for the third quarter increased 3,835 ounces from the previous quarter to 88,925 ounces. However revenue decreased marginally quarter on quarter to $118.2 million due to lower realized gold prices. Realized gold prices reduced 6.3% quarter on quarter to $1,329 per ounce, consistent with average spot gold prices over the quarter.

Consolidated cash operating costs for the third quarter reduced 11% to $960 per ounce from $1,078 per ounce in the second quarter this year. Third quarter cash operating costs at Wassa were $805 per ounce, up from $736 per ounce in the second quarter of 2013, due primarily to a 12% reduction in grade processed. Bogoso’s cash operating costs for the third quarter declined 29% to $1,118 per ounce from $1,584 in the second quarter 2013. This decline is attributable to:

•	A 22% increase in average grade of ore processed in the refractory plant;

•	Low cost mining from the tailings facility to the Bogoso non-refractory plant, as the tailings retreatment project formally commenced; and

•	General cost savings from re-negotiation of supplier contracts, securing of supplier discounts and the reduction in the number of contractors.

Consolidated all-in sustaining costs were $1,213 per ounce for the third quarter, a decrease of 12% from the second quarter of 2013’s all-in sustaining costs of $1,378.

In June 2013 the Company began implementing operating cost reduction initiatives estimated to save the Company approximately $45 million over the remainder of the year. These savings represented approximately 10% of anticipated annual operating expenses. As at September 30, 2013, approximately half of these savings have been realized, mostly as a result of operating cost reductions at Bogoso.

As at September 30, 2013, the Company held $66.6 million in cash and cash equivalents, up from $52.7 million on June 30 2013. Operations provided $20.1 million of cash over the third quarter. Wassa incurred taxable income in 2013 and paid $4.7 million of taxes during the third quarter. Wassa is expected to generate taxable income for 2013, and additional tax payments are expected to be made in the fourth quarter of 2013.

Before working capital changes, operations provided $12.8 million of operating cash flow over the period, up from the $0.3 million provided in the previous quarter. Although accounts payable decreased over the period, accounts receivable and inventory decreased by a greater amount, releasing a net $7.3 million from working capital.

Investments in betterment stripping and the acquisition of new equipment and facilities for the mine sites of $23.5 million, combined with a reduction in accounts payable for capital equipment of $2.8 million, totaled $26.3 million for the third quarter. In July 2013, the Company sold its holding in True Gold Mining Inc. for net proceeds of $7.2 million.

Financing activities provided $12.8 million during the third quarter, primarily reflecting the $10 million draw down on the Ecobank Loan. This leaves $40 million undrawn on this $50 million facility. Funds available to the Company, from cash on hand and this finance arrangement, is $106 million.

Total forecast capital expenditures for 2013 (before betterment stripping) were reduced to $73 million (excluding $23.6 million of betterment stripping previously expensed under US GAAP) from an initial budget of $141 million. Of this total expenditure for 2013, sustaining capital expenditure is expected to be $36.1 million and development capital is expected to be $37.1 million (excluding betterment stripping).

Review of Operational Performance

Wassa Operations

			Three months ended September 30		Three months ended June 30	Nine months ended September 30
			2013	2012	2013	2013	2012
WASSA FINANCIAL RESULTS
Revenue		$‘000	59,465	67,722	72,720	206,542	194,897
Mine operating expenses		$‘000	35,657	34,574	34,686	106,316	109,839
Royalties		$‘000	2,977	3,391	3,612	10,342	9,764
Operating costs from/(to) metals inventory		$‘000	444	(1,431)	2,678	4,244	(6,305)
Net realizable value adjustment		$‘000	—	—	265	265	—
Cost of sales excluding depreciation and amortization		$‘000	39,078	36,534	41,241	121,167	113,298
Depreciation and amortization		$‘000	5,949	19,122	17,353	35,441	47,496
Mine operating margin		$‘000	14,438	12,066	13,526	49,934	34,103
WASSA OPERATING RESULTS
Ore mined	t		539,661	660,015	430,091	1,495,390	2,057,766
Waste mined	t		3,558,276	4,043,160	2,877,662	9,591,338	12,306,759
Ore and heap leach materials processed	t		675,480	601,766	651,453	1,983,937	1,924,645
Grade processed	g/t	Au	2.24	2.31	2.55	2.38	2.03
Recovery		%	94.8	94.7	95.0	94.7	94.4
Gold sales		oz	44,830	40,982	50,774	141,470	118,533
Cash operating cost		$/oz	805	809	736	782	873

The Wassa gold mine is located in the southwestern region of Ghana. It has a single non-refractory processing plant consisting of a traditional Carbon-In-Leach system with a capacity of 2.7 million tonnes per annum (“mtpa”). There are currently two operational pits at Wassa – the Wassa Main pit and the Father Brown pit.

Wassa ore supply has stabilized from the Wassa Main pit based on a new mine plan that optimized the pit shells based on a gold price of $1,100 per ounce. Ore mined over the period increased 25% from the second quarter to 539,661 tonnes as mining in the Wassa Main pit moved into a shallower area with oxide ore.

Grade at the Wassa Main pit increased with the revised mine plan, however the grade processed from the Father Brown pit declined quarter to quarter as planned. The net result was a decline in overall grade processed at Wassa from 2.55 grams per tonne of gold (“g/t Au”) in the second quarter 2013 to 2.24 g/t Au in the third quarter.

The Wassa plant processed 675,480 tonnes of ore in the third quarter of 2013 versus 651,453 tonnes of ore in the second quarter of 2013. As a result of recent improvements in operational and maintenance protocols the plant is performing to expectation. Despite this increase in tonnes processed, gold production decreased as the average grade processed declined. Accordingly gold sales reduced to 44,830 ounces for the third quarter from 50,774 ounces in the second quarter of 2013.

Wassa’s third quarter 2013 revenues of $59.5 million were down 18% from the second quarter of 2013 due to fewer ounces being sold at a lower average realized gold price.

Cost of sales (excluding depreciation and amortization) at Wassa totaled $39.1 million in the third quarter, 5% lower than the $41.2 million incurred in the second quarter of 2013. Mine operating expenses (including the costs from drawn down inventory) were lower even as tonnes mined and processed increased quarter on quarter 24% and 4% respectively. This demonstrates the effectiveness of various cost savings initiatives at Wassa including operating improvements, transport and delivery efficiencies, improved purchasing procedures and better operational and maintenance management. Lower gold production and sales resulted in cash operating costs per ounce increasing 9% from the second quarter of 2013 to $805.

As a result of the impairment charges recorded in the second quarter of 2013, the net book value of Wassa’s mining property, plant and equipment decreased. Accordingly, depreciation and amortization decreased to $5.9 million for the quarter ended September 30, 2013, down from $17.4 million in the second quarter 2013.

In the fourth quarter the Company plans to commence push backs at the Father Brown pit to expose deeper ore horizons and extend the life of these pits.

Bogoso Operations

			Three months ended September 30		Three months ended June 30	Nine months ended September 30
			2013	2012	2013	2013	2012
BOGOSO FINANCIAL RESULTS
Revenue		$‘000	58,694	65,775	48,573	165,220	205,933
Mine operating expenses		$‘000	46,878	48,982	46,604	147,841	149,679
Royalties		$‘000	2,937	3,292	2,429	8,266	10,304
Operating costs from/(to) metals inventory		$‘000	2,401	(3,169)	7,742	6,193	(3,287)
Net realizable value adjustment		$‘000	—	—	3,162	5,124	57
Cost of sales excluding depreciation and amortization		$‘000	52,216	49,105	59,937	167,424	156,753
Depreciation and amortization		$‘000	3,870	5,369	6,642	14,852	15,682
Mine operating margin		$‘000	2,608	11,301	(18,006)	(17,056)	33,498
BOGOSO OPERATING RESULTS
Ore mined refractory	t		532,603	593,415	265,642	1,215,158	1,967,682
Ore mined non-refractory	t		42,849	173,544	95,498	390,744	558,741
Total ore mined	t		575,452	766,959	361,140	1,605,902	2,526,423
Waste mined	t		5,020,313	5,491,652	5,854,541	18,345,813	17,747,405
Refractory ore processed	t		619,705	686,587	646,191	1,789,111	1,868,263
Refractory ore grade	g/t	Au	2.62	2.05	2.15	2.31	2.38
Gold recovery – refractory ore		%	68.9	69.6	67.3	69.1	71.4
Non-refractory ore processed	t		434,400	230,526	63,154	715,118	605,453
Non-refractory ore grade	g/t	Au	0.96	2.04	2.08	1.60	2.44
Gold recovery - non-refractory ore		%	42.5	71.8	54.1	48.9	60.6
Gold sold refractory		oz	39,661	30,277	29,856	95,885	98,666
Gold sold non-refractory		oz	4,434	9,567	4,460	18,022	26,535
Gold sales		oz	44,095	39,844	34,316	113,907	125,201
Cash operating cost		$/oz	1,118	1,150	1,584	1,352	1,169

The Bogoso gold mine is located in the southwestern region of Ghana approximately 35 kilometers from Wassa. It has both a refractory and a non-refractory plant with a capacity of 2.7 mtpa and 1.5 mtpa respectively. There are currently two operational pits at Bogoso – the Bogoso North pit and the Chujah pit.

In the third quarter of 2013, mining of the reclaimed tailings in Bogoso’s non-refractory plant commenced with 0.4 million tonnes of tailings at an average grade of 0.96 g/t Au being processed. The gold recovery rate was 42.5% and 4,434 ounces were produced. All ore treated in this plant during the third quarter was sourced from reclaimed tailings. Although future gold grades and gold recovery rates from tailings retreatment may vary, expectations are that over the longer term they will be similar to those achieved to date. The positive results from the tailings retreatment program exceeded management’s initial expectations and are a contributor to the anticipated strong full year production results. Tailings retreatment is expected to continue at current levels for about five years.

During the third quarter of 2013, push backs of the Chujah and Bogoso North pit walls continued to improve access to ore. This is expected to reduce mining operating expenses over the life of mine. The Company expects that the push back will be completed during the second quarter of 2014. $23.6 million in betterment stripping has been capitalized year to date.

Refractory ore mined during the third quarter doubled from the second quarter of 2013 to 532,603 tonnes. In the second quarter, pit wall push backs were ongoing and accordingly 59% of ore processed was from stockpiles. Total material mined quarter on quarter declined from 6.2 million tonnes to 5.6 million tonnes and the strip ratio declined from 16:1 to 9:1.

Refractory ore processed in the third quarter declined marginally to 619,705 tonnes with the refractory plant running at 92% of its rated capacity. Refractory gold production increased 33% to 39,661 ounces from the previous quarter as grade increased 22% and recoveries improved. Grade improved as the push backs allowed better access to ore. Bogoso North and Chujah pits are expected to provide the primary source of refractory ore at Bogoso for the next two years.

Accordingly total gold sales for the third quarter at Bogoso were 44,095 ounces, an increase of 28% on the second quarter. Revenues increased $10.1 million from the previous quarter to $58.7 million due to more ounces being sold which more than offset the decrease in the realized gold price.

Bogoso’s mine operating expenses were reduced through re-negotiations of certain supplier contracts, supplier discounts and a reduction in the number of contractors. Improved water management in both the refractory and non-refractory plants has further reduced costs. Maintenance cost savings and fuel cost reductions continue to be achieved through the recent purchase of two new excavators and four new drills. As at Wassa, transport and delivery efficiencies have been implemented and purchasing procedures improved. Ongoing cost reduction initiatives include a review of all pending contracts and service providers as well as risk assessments related to cost savings in metallurgy, plant maintenance and mining and mine maintenance.

Bogoso’s cost of sales excluding depreciation and amortization decreased by $7.7 million from the previous quarter to $52.2 million for the third quarter of 2013. Cash operating costs for the third quarter totaled $49.3 million, down $5.0 million or 9% from the previous quarter. This reduction in costs combined with the increase in gold production resulted in a 29% reduction in cash operating costs per ounce at Bogoso.

Impairment charges recorded in the second quarter of 2013 reduced the net book value of Bogoso’s mining property, plant and equipment and accordingly, depreciation and amortization decreased in the period to $3.9 million relative to $6.7 million in the preceding quarter.

Review of Development Projects

Wassa Mine

During the nine months ended September 30, 2013, 140 drill holes totaling 48,406 meters were completed below the Wassa Main pit. The drilling during the last nine months was predominantly targeted at infilling gaps in the prior drilling as well as testing the higher grade plunge mineralization to the south. Drilling results to date in 2013 have confirmed that the mineralized zone continues to the south and remains open at depth.

A revised Mineral Resource for Wassa is largely complete and pit modeling is currently ongoing. Initial indications are that the deeper portion of the deposit exhibits grades and thickness amenable to underground mining.

A production schedule to determine how best to mine this resource to maximize free cash flow is currently being compiled. We expect to issue an updated Mineral Resource estimate shortly.

Prestea South

Prestea South represents several satellite deposits approximately 20 kilometers from the Bogoso processing plants. As of December 31, 2012, the Prestea South had total Proven and Probable Mineral Reserves of 4.6 million tonnes grading 2.47 g/t Au containing approximately 0.36 million ounces.

A public hearing with the Prestea South stakeholders was held during the third quarter of 2013. The community is supportive of the development of open pit mines at Prestea South. The Company is waiting for comments from the Ghana Environmental Protection Agency (“EPA”) on the draft environmental impact statement (“EIS”). The EIS will then be finalized and submitted for approval by the EPA. No development expenditures on this project were capitalized in the third quarter of 2013.

Upon completion of the environmental permitting, the Company plans to initiate development of the Prestea South deposits, including the construction of an access road extension and the development of a series of surface pits. Ore from these pits will be hauled to the Bogoso processing plants.

Dumasi

Dumasi is a large undeveloped ore body located approximately 4 kilometers north of the Bogoso processing plants. As at December 31, 2012 Dumasi had a Proven and Probable Mineral Reserves of 15.3 million tonnes grading 2.19 g/t Au for 1.08 million ounces of in-situ gold and 0.8 million ounces of recoverable gold.

A community of some 2,500 people live in the town of Dumasi, with whom a resettlement agreement was signed in February this year in anticipation of the construction of an open pit mine at Dumasi. It is expected that ore from the Dumasi pit will be treated at the Bogoso processing plants. During the third quarter, approximately $0.7 million of development costs were incurred and capitalized consisting of work on the EIS and further site preparation for the new Dumasi village. The resettlement action plan (“RAP”) for Dumasi is expected to be submitted to the district assembly in the fourth quarter 2013 for their review and approval. A further $1 million is budgeted for capital expenditure in the remainder of the year.

Mampon

The Mampon deposit is located approximately 35 kilometers north east of the Bogoso processing plants and contains 1.6 million tonnes of Proven and Probable Mineral Reserves at an average gold grade of 4.56 g/t Au or 0.23 million ounces of gold. Intentions are to develop and open pit mine at Mampon and haul ore to the Bogoso processing plants. The initial ore will be non-refractory but as mining proceeds deeper into the pit, refractory ore will be mined as well.

The permitting process is underway and continued in the third quarter of 2013 with the completion of the data collection for the draft RAP for the community living at Mampon. The RAP and the EIS are currently being drafted.

Construction of the access road to Mampon has not yet commenced as this is pending environmental permitting. Design work in this regard is ongoing. The EIS is currently undergoing internal review and the submission of the draft EIS to the EPA is expected before the end of the first quarter 2014.

Prestea Underground

A feasibility study for Prestea Underground was completed during the second quarter of 2013 and was published on SEDAR in July 2013. The feasibility study demonstrates positive economics for the extraction of a steeply dipping, high-grade, narrow vein deposit using mechanized cut-and-fill mining with footwall ramp access.

The feasibility study indicates that after the three year development period, ore from the Prestea Underground would be treated at the Bogoso non-refractory plant. Estimated cash operating costs are $734 per ounce over the six year life of mine. Initial capital expenditure is estimated to be $90.6 million and total capital expenditure over the life of the project is expected to be $150.1 million.

Subsequent to the completion of the feasibility study drilling at Prestea Underground was suspended. A total of $0.9 million was spent on geotechnical drilling and drilling development costs in the first half of the year. A further $4 million of development costs have been spent at Prestea Underground in 2013, of which $3.5 million was spent in the third quarter.

A resettlement action plan for the Prestea communities is currently under review by the relevant district assembly. The environmental impact assessment work is ongoing; on completion of the EIA, the draft EIS will be submitted to the EPA for review and comment.

Outlook

The Company’s long term objective is to continue the growth of its mining business through the appropriate development of its numerous existing projects. In the near term the Company is focused on reducing its operating costs and managing its capital expenditure appropriately.

Year to date the Company has produced 255,377 ounces of gold, mainly because of the good performance from Wassa in the second quarter and the better than expected results achieved from tailings reclaim in the third quarter. The Company now expects to exceed its revised production guidance for the full year. Accordingly gold production guidance for the full year is being increased to 325,000 – 330,000 ounces.

Production for the remainder of 2013 and for the next two years thereafter is expected to be from the Wassa Main, Father Brown, Chujah and Bogoso North pits as well as from tailings reprocessing at Bogoso.

The Company’s objectives for the remainder of 2013 include:

•	Achieving further reductions in operating costs throughout the Company;

•	Continuing operations at the tailings reclaim facility;

•	Progressing permitting at Prestea South, Dumasi and Mampon all of which are future ore sources available to the Company;

•	Commencing push back of the Father Brown pit;

•	Continuing push backs at Bogoso North and Chujah pits; and

•	Commencing infill drilling at depth at the Wassa Main pit.

As of September 30, 2013, the Company had $66.6 million in cash and $40.0 million available on its financing agreement. Operations and capital projects are expected to be funded through operating cash flow, the equipment financing facility, the Ecobank Loan and cash on hand.

The Company plans to announce its full year 2013 gold production and sales in early January 2014 and financial results for same period in late February 2014.

Company Profile

Golden Star is an established gold mining company that holds a 90% interest in both the Bogoso and Wassa open-pit gold mines in Ghana. Golden Star also has a 90% interest in the Prestea Underground mine in Ghana, which is currently undergoing permitting subsequent to a successful feasibility study being completed in June 2013. In 2012, Golden Star produced 336,000 ounces of gold and the Company expects to produce 325,000 to 330,000 ounces of gold in 2013. For further information on the Company, please visit www.gsr.com.

For further information, please contact:

GOLDEN STAR RESOURCES

Jeff Swinoga, Executive Vice President, Chief Financial Officer

416-583-3803

Angela Parr, Director, Investor Relations

416-583-3815

THE CAPITAL LAB, INC.

Belinda Labatte

647-427-0208

Greg DiTomaso

647-427-0208

investor@gsr.com

Statements Regarding Forward-Looking Information:

Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ materially include timing of and unexpected events at the Bogoso refractory and non-refractory processing plants or at the Wassa processing plant; variations in ore grade, tonnes mined, crushed or milled; variations in relative amounts of refractory, non-refractory and transition ores; delay or failure to receive board or government approvals and permits; the availability and cost of electrical power; timing and availability of external financing on acceptable terms; technical, permitting, mining or processing issues; changes in U.S. and Canadian securities markets; and fluctuations in gold price and input costs and general economic conditions. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in our Annual Report or Form 10-K for 2012. The forecasts contained in this press release constitute management’s current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management’s estimate as of any date other than the date of this press release.

Non-GAAP Financial Measures:

In this news release, we use the terms “cash operating cost per ounce”, “all-in sustaining cost per ounce” and “all-in costs”. These measures should be considered as Non-GAAP Financial Measures as defined in applicable securities laws and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with International Financial Reporting Standards (“IFRS”). We use cash operating cost per ounce as a key operating indicator. We monitor this measure monthly, comparing each month’s values to prior period’s values to detect trends that may indicate increases or decreases in operating efficiencies. This measure is also compared against budget to alert management to trends that may cause actual results to deviate from planned operational results. We provide this measure to our investors to allow them to also monitor operational efficiencies of our mines. We calculate this measure for both individual operating units and on a consolidated basis. We believe that “all-in sustaining costs” and “all-in costs” will better meet the needs of analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenue, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Changes in numerous factors including, but not limited to, mining rates, milling rates, gold grade, gold recovery, and the costs of labor, consumables and mine site general and administrative activities can cause these measures to increase or decrease. We believe that these measures are the same or similar to the measures of other gold mining companies, but may not be comparable to similarly titled measures in every instance. See “Non GAAP Financial Measures” in the Company’s 2013 Q3 Management Discussion and Analysis for a reconciliation of cash operating cost per ounce, all-in sustaining costs per ounce and all-in costs per ounce to cost of sales excluding depreciation and amortization.

Technical Information:

The technical contents of this press release have been reviewed and approved by Dr. Martin Raffield and Mr. S. Mitchel Wasel, both of whom are Qualified Persons pursuant to National Instrument 43-101. Dr. Raffield is Senior Vice President Technical Services for the Company and a Professional Engineer registered in Ontario, Canada. Mr. Wasel is Vice President Exploration for the Company and a member and chartered professional with AUSIMM. Additional information on Mineral Reserve estimates are available under the Company’s profile at www.sedar.com in the following documents: (i) “NI 43-101 Technical Report on Mineral Resources and Mineral Reserves Golden Star Resources Ltd, Wassa Gold Mine, Ghana, effective Date December 31, 2012”, prepared by SRK Consulting (UK) Limited; (ii) “NI 43-101 Preliminary Economic Assessment, Mechanized Mining of the West Reef Resource, Prestea Underground Mine, Prestea, Ghana”, dated May 3, 2012 prepared by SRK Consulting (UK) Limited; and (iii) Golden Star’s Annual Report on Form 10-K for 2012.

GOLDEN STAR RESOURCES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(Stated in thousands of U.S. dollars except shares and per share data) (unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2013	2012	2013	2012
Revenue	$118,159	$133,497	$371,762	$400,830
Cost of sales excluding depreciation and amortization	91,294	85,639	288,591	270,051
Depreciation and amortization	9,819	24,491	50,293	63,178

Mine operating margin	17,046	23,367	32,878	67,601
Other expenses/(income)
Exploration expense	242	428	1,517	2,117
General and administrative	4,660	4,553	16,418	16,383
Property holding costs	—	1,617	7,018	5,027
Finance expense, net	3,148	2,487	7,003	11,116
Other income	(1,356)	(63)	(632)	(22,148)
Loss/(gain) on fair value of 4% and 5% Convertible Debenture	1,182	30,055	(50,343	32,092
Derivative mark-to-market loss	—	—	—	162
Impairment charges	—	—	195,920	6,972

Income/(loss) before tax	9,170	(15,710)	(144,023)	15,880
Income tax expense/(recovery)	4,631	3,563	(10,813)	20,515

Net income/(loss)	$4,539	$(19,273)	$(133,210)	$(4,635)
Net income/(loss) attributable to non-controlling interest	1,032	785	(15,894)	2,513

Net income/(loss) attributable to Golden Star shareholders	$3,507	$(20,058)	$(117,316)	$(7,148)

Net income/(loss) per share attributable to Golden Star shareholders
Basic and diluted	$0.01	$(0.08)	$(0.45)	$(0.03)
Weighted average shares outstanding (millions)	259.1	258.9	259.1	258.8
Weighted average shares outstanding-diluted (millions)	260.1	258.9	259.1	258.8

GOLDEN STAR RESOURCES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE

INCOME/(LOSS)

(Stated in thousands of U.S. dollars) (unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2013	2012	2013	2012
OTHER COMPREHENSIVE INCOME/(LOSS)
Net income/(loss)	$4,539	$(19,273)	$(133,210)	$(4,635)
Unrealized gain/(loss) on investments, net of taxes	1,577	8,679	(7,626)	(271)
Transferred to net income/(loss), net of taxes	(1,577)	—	1,370	6,972

Comprehensive income/(loss)	4,539	(10,594)	(139,466)	2,066
Comprehensive income/(loss) attributable to non-controlling interest	1,032	785	(15,894)	2,513

Comprehensive income/(loss) attributable to Golden Star shareholders	$3,507	$(11,379)	$(123,572)	$(447)

GOLDEN STAR RESOURCES LTD.

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(Stated in thousands of U.S. dollars) (unaudited)

	As of	As of	As of
	September 30,	December 31,	January 1,
	2013	2012	2012
ASSETS
Current assets
Cash and cash equivalents	$66,638	$78,884	$103,644
Accounts receivable	6,178	11,896	10,077
Inventories	68,018	82,980	74,140
Available for sale investments	—	15,034	1,416
Prepaids and other	10,136	11,266	8,522

Total Current Assets	150,970	200,060	197,799
Restricted cash	2,025	2,028	1,273
Property, plant and equipment	140,166	191,773	178,531
Mining properties	142,233	249,827	232,075
Exploration and evaluation assets	10,061	10,862	16,730
Intangible assets	117	1,511	2,759
Other assets	—	—	895
Deferred tax assets	235	235	—

Total Assets	$445,807	$656,296	$630,062

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$97,528	$101,760	$92,088
Current portion of rehabilitation provisions	8,781	9,721	8,996
Current tax liability	21,622	12,393	197
Current portion of long term debt	7,294	6,968	128,459

Total Current Liabilities	135,225	130,842	229,740
Long term debt	69,056	110,507	10,759
Rehabilitation provisions	50,063	53,598	54,315
Deferred tax liability	—	33,172	27,575

Total Liabilities	254,344	328,119	322,389

SHAREHOLDERS’ EQUITY
Share capital
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding	—	—	—
Common shares, without par value, unlimited shares authorized	694,906	694,652	693,899
Contributed surplus	28,802	26,304	20,534
Accumulated other comprehensive income	—	6,256	1,978
Deficit	(503,968)	(386,652)	(393,838)

Total Golden Star Equity	219,740	340,560	322,573
Non-controlling interest	(28,277)	(12,383)	(14,900)

Total Equity	191,463	328,177	307,673

Total Liabilities and Shareholders’ Equity	$445,807	$656,296	$630,062

GOLDEN STAR RESOURCES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in thousands of U.S. dollars) (unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2013	2012	2013	2012
OPERATING ACTIVITIES:
Net income/(loss)	$4,539	$(19,273)	$(133,210)	$(4,635)
Reconciliation of net (loss)/income to net cash provided by operating activities:
Depreciation and amortization	9,827	24,508	50,333	63,229
Amortization of loan acquisition costs	—	—	—	895
(Gain)/loss on sale of assets	(1,338)	18	(1,338)	(22,403)
Write-off of unsuccessful exploration costs	—	—	1,019	—
Impairment charges	—	—	195,920	6,972
Loss on extinguishment of debt	—	(14)	—	568
Share-based compensation	721	980	2,600	5,030
Deferred income tax expense	(84)	3,563	(33,086)	20,515
Fair value of derivatives loss	—	—	—	162
Fair value loss/(gain) on convertible debt	1,182	30,055	(50,343)	32,092
Accretion of rehabilitation provisions	148	160	444	435
Reclamation expenditures	(2,179)	(967	(4,919)	(5,389
Changes in working capital	7,331	(6,116)	34,186	(18,313)

Net cash provided by operating activities	20,147	32,914	61,606	79,158
INVESTING ACTIVITIES:
Additions to mining properties	(10,797)	(19,527)	(55,459)	(49,776)
Additions to property, plant and equipment	(12,654)	(7,996)	(24,677)	(27,616)
Additions to exploration and evaluation assets	—	(155)	(218)	(558)
Change in accounts payable and deposits on mine equipment and material	(2,800)	2,545	(10,135)	(145)
Cash used for equity investments	—	—	—	(938)
Proceeds from sale of assets	7,194	399	7,266	7,084

Net cash used in investing activities	(19,057)	(25,489)	(83,223)	(72,704)
FINANCING ACTIVITIES:
Principal payments on debt	(2,010)	(8,055)	(5,641)	(12,476)
Proceeds from debt agreements and equipment financing	14,860	1,124	14,860	8,510
Exercise of options	—	99	152	190

Net cash provided by/(used in) financing activities	12,850	(6,832)	9,371	(3,776)

Increase/(decrease) in cash and cash equivalents	13,940	593	(12,246)	2,678
Cash and cash equivalents, beginning of period	52,698	105,729	78,884	103,644

Cash and cash equivalents, end of period	$66,638	$106,322	$66,638	$106,322